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PROCESSED
JUN 07 2002
THOMSON FINANCIAL P

02022307

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50043

SEC MAIL PROCESSING RECEIVED MAY 03 2002 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAROLINA SECURITIES Inc a subsidiary of CROSSBRIDGE CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 Glenwood Avenue Suite 180
(No. and Street)

Raleigh (City) NC (State) 27612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hughes, Pittman + Gupton, LLP
(Name — if individual, state last, first, middle name)

3110 Edwards Mill Rd. Suite 210 (Address) Raleigh (City) NC (State) 27612 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Andrew George Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities Inc and CrossBridge Capital Partners LLC, as of 12-31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARTHA B. CARD
NOTARY
***
PUBLIC
WAKE COUNTY, N.C.

My Commission Expires 12-23-2004

Andrew George Burch
Signature

President - Carolina Securities
VP - CrossBridge Capital Partners
Title

Martha B. Card
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Table of Contents

December 31, 2001

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2001

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Board of Directors
CrossBridge Capital Partners, LLC and Subsidiary
Greensboro, North Carolina

We have audited the accompanying consolidated balance sheet of CrossBridge Capital Partners, LLC and Subsidiary as of December 31, 2001, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CrossBridge Capital Partners, LLC and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

January 25, 2002

Certified Public Accountants

Hughes Pittman & Gupton, LLP
3110 Edwards Mill Road, Suite 210
Raleigh, North Carolina 27612

919.787.9765
919.787.9384 fax

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2001

Assets	
Cash and cash equivalents	$ 301,853
Finance receivables, net	3,392,378
Property and equipment, net of accumulated depreciation of $3,454	6,120
Debt issuance costs, net of accumulated amortization of $11,116	7,410
Other assets	712
Total assets	$ 3,708,473
Liabilities and members' equity	
Debt	$ 3,456,425
Accounts payable	25,493
Accrued liabilities	13,408
Taxes payable	8
Deferred income taxes	103
Capital lease obligations	1,479
Total liabilities	3,496,916
Members' equity:	
Paid-in capital	2,580,000
Member notes receivable	(580,000)
Accumulated deficit	(1,788,443)
Total members' equity	211,557
Total liabilities and members' equity	$ 3,708,473

See accompanying notes to consolidated financial statements

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2001

Interest income:	
Finance interest and fee income	$ 913,361
Other interest income	25,317
Total interest income	938,678
Interest expense	443,408
Net interest income	495,270
Provision for credit losses	110,000
Net interest income after provision for credit losses	385,270
Other income:	
Investment advisory fees	97,000
Other fees and service charges	163,643
Total other income	260,643
Operating expenses:	
Personnel	197,074
Impairment of warrant portfolio	134,802
Management fees	127,270
Legal and professional fees	102,911
Acquisition expense	96,324
Loan servicing expense	94,096
Other	43,611
Travel and lodging	24,746
Rent	15,129
Insurance	11,920
Amortization	3,705
Depreciation	2,321
Advertising	1,418
Business development	423
Total operating expenses	855,750
Net loss before income taxes	(209,837)
Provision for income taxes	111
Net loss	$ (209,948)

See accompanying notes to consolidated financial statements

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' Equity

For the Year Ended December 31, 2001

	Paid-in Capital	Non-recourse Notes Receivable	Accumulated Deficit	Total
Balance as of December 31, 2000, as previously reported	$ 3,000,000	(1,000,000)	(1,659,055)	340,945
Prior period adjustment	-	-	80,560	80,560
Balance as of December 31, 2000, as restated	3,000,000	(1,000,000)	(1,578,495)	421,505
Retirement of note receivable	(1,000,000)	1,000,000	-	-
Issuance of notes receivable	580,000	(580,000)	-	-
Net loss	-	-	(209,948)	(209,948)
Balance as of December 31, 2001	$ 2,580,000	(580,000)	(1,788,443)	211,557

See accompanying notes to consolidated financial statements

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (209,948)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for impairment of warrant portfolio	134,802
Provision for credit losses on finance receivables	110,000
Depreciation	2,321
Amortization	3,705
Loss on sale of assets	(559)
Deferred income taxes	103
Changes in assets and liabilities:	
Interest and fees received	91,328
Accounts payable	(42,076)
Income taxes paid	(207)
Accrued liabilities	11,208
Other assets	(7,752)
Net cash provided by operating activities	92,925
Cash flows from investing activities	
Loans repaid or sold	2,710,955
Purchase of fixed assets	(3,169)
Net cash provided by investing activities	2,707,786
Cash flows from financing activities	
Net decrease in loans payable	(2,896,018)
Payments of capital lease obligations	(1,235)
Net cash used by financing activities	(2,897,253)
Net change in cash and cash equivalents	(96,542)
Cash and cash equivalents as of beginning of year	398,395
Cash and cash equivalents as of end of year	$ 301,853
Supplemental disclosures	
Cash paid for interest	$ 443,408

See accompanying notes to consolidated financial statements

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CrossBridge Capital Partners, LLC

CrossBridge Capital Partners, LLC (the "Company" or "CCP"), is a North Carolina limited liability company and was organized in November 1998. The Company provides asset-based commercial credit facilities to strategically positioned emerging companies. Customers are obtained primarily from referrals. The Company operates based out of Greensboro, North Carolina and maintains a satellite office in Raleigh, North Carolina. The Company's primary sources of revenue are fees and interest income on commercial loans.

Carolina Securities, Inc.

Carolina Securities, Inc. ("CSI"), is a North Carolina corporation formed on January 22, 1996. CSI is a National Association of Securities Dealers, Inc. (NASD) registered broker-dealer. NASD requires a minimum capitalization of $5,000. CSI is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(ii). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3" and "Information for Possession or Control Requirements Under Rule 15c-3-3" are not applicable.

CSI primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

Basis of Presentation

The consolidated financial statements include the accounts of CCP and its wholly-owned subsidiary (CSI). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash consists of funds in the Company's checking accounts.

During 2001, the Company maintained cash balances in excess of federally insured limits.

Investment Advisory Income

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Finance Receivables and Allowance for Credit Losses

Finance receivables are reported at their outstanding unpaid principal balances, reduced by any chargeoff or specific valuation accounts and net deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized on a level yield method. The accrual of interest is discontinued, and accrued but unpaid interest is reversed when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, this occurs when payment is delinquent in excess of 90 days.

Loan origination fees are deferred, as well as certain direct loan origination costs related to evaluation of prospective borrowers, evaluating collateral, negotiating loan terms, preparing and processing loan documents and closing the transaction. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans utilizing the interest method.

Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Collateral-dependent loans are measured for impairment based on the fair value of the collateral. All loans are collateral-dependent and have been reviewed individually for impairment. At December 31, 2001 $2,020,000 of loans were considered impaired.

The Company calculates its provision for credit losses based on changes in the present value of expected future cash flows of its loans discounted at the loan's effective interest rate in accordance with Financial Accounting Standard Board (FASB) Statement of Financial Accounting Standards No. 114.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic specific loan by loan evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with accounting principles generally accepted in the United States and has taken into account the current economic environment, there can be no assurance that in the future the economic environment will not require further increases in the allowance.

Concentrations of Credit Risk

At December 31, 2001, the Company's loan portfolio consists of four customers. Each of the loans are secured by the underlying assets of the customer. To reduce credit risk, the Company performs monthly evaluations of its customers' asset base including confirmation of accounts receivable and third-party collateral monitoring on inventory balances. The Company establishes an allowance for loan losses based on the ongoing evaluations, payment history of the customer and current economic conditions. Consequently, an adverse change in the financial condition or the local economy of a particular customer could affect the Company's estimate of its allowance for loan losses.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Debt Issuance Cost

Debt issuance costs related to a financing agreement with a value of $18,526 are being amortized over the estimated useful life of five years on a straight-line basis.

Property and Equipment

Property and equipment are being depreciated over their estimated useful lives or lease term, if shorter, using the straight line method. Expenditures for maintenance and repairs are charged to operations; major expenditures for renewals and betterments are capitalized and depreciated. Estimated useful lives are as follows:

Computer equipment – 3 years

Income Taxes

For CrossBridge Capital Partners, LLC, management has elected to be taxed as a partnership under the provisions of the Internal Revenue code. Under such provisions, CCP does not pay federal or state corporate income taxes on its taxable income. Therefore, no provision for federal or state income taxes has been made. Each individual partner is to report their respective share of the CCP's taxable income on their federal and state income tax returns.

For Carolina Securities, Inc., deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2: BUSINESS COMBINATION

On April 30, 2001, CrossBridge Capital Partners, LLP acquired all of the stock of Carolina Securities, Inc. The CSI acquisition was accounted for as a common control business combination, and accordingly, the results of operations of CSI have been included in the consolidated statement of income of the Company retroactively as of January 1, 2001. The total consideration paid by the Company in connection with the acquisition was $96,324, consisting of $25,000 in cash and the assumption of $71,324 of debt of an affiliated company. The cost to acquire CSI has been allocated to the assets acquired according to the book value of the assets as of January 1, 2001.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 3: FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables as of December 31 consisted of the following:

	2001
Commercial:	
Asset-based loans receivable - principal balance	$ 5,359,956
Warrant positions	86,973
Total finance receivables	5,446,929
Allowance for credit losses	(2,020,000)
Unearned discount for warrant positions	(28,491)
Deferred loan fees	(6,060)
Finance receivables, net	$ 3,392,378

Impairment of loans having carrying values of $2,247,525 have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118, *Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosures.* The total provision for credit losses related to these loans was $2,020,000. The Company is not committed to lend additional funds to debtors whose loans have been modified.

On December 31, 2001, all outstanding finance receivables were due for maturity or renewal in 2002. The loans receivables bear interest at variable rates ranging from 14.5% to 15.5% as of December 31, 2001 and are generally collateralized by all assets of the borrowers.

Changes in the allowance for credit losses were as follows:

Balance as of December 31, 2000	$ 1,910,000
Provision for credit losses	110,000
Loans charged off	-
Recoveries	-
Balance as of December 31, 2001	$ 2,020,000

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 4: DEBT

Effective April 30, 2001, the Company amended the financing agreement with The CIT Group. Under this agreement, the Company increased the revolving line of credit limit from $6,000,000 to $8,000,000. The interest rate was also increased from prime plus 0.50% to prime plus 0.75% (5.5% at December 31, 2001). Advances under this line of credit are limited to 80% of eligible loans receivable within the Company's loan portfolio. Amounts outstanding under this agreement totaled $3,456,425 at December 31, 2001. The agreement is subject to renewal annually.

The agreement contains various restrictive covenants, including minimum net worth provisions. In connection with amendment of the financing agreement, discussed in Note 11. The CIT Group waived all existing defaults under the financing agreement for periods prior to January 1, 2002. The amounts outstanding are collateralized by all assets of the Company, as well as future assets. The agreement also includes the guarantee of one member of the Company and one former member of the Company.

NOTE 5: RELATED PARTY TRANSACTIONS

Management Agreement

Until April 30, 2001, CCP had a management agreement with a related party, from which it also rented office space on a month-by-month basis. This related party also provides CCP with the use of office equipment and administrative staff. For the year ended December 31, 2001, the Company paid $9,000 and $66,668 for rent and management fees to this related party, respectively. The management agreement was cancelled on April 30, 2001.

Receivable and Payables

In addition, an entity under common ownership received certain revenues on behalf of CSI totaling $5,000 during 2001. The related party does not intend to reimburse this amount. Thus the amount was recorded as revenue and as an object to capital contributions in 2001.

An entity under common ownership paid certain expenses on behalf of CSI totaling $5,415 during 2001. CSI does not intend to reimburse these amounts. Consequently, the amount was recorded as expense and a capital contribution in 2001.

Notes Receivable – Members

At December 31, 2001 the Company had two non-recourse promissory notes outstanding totaling $580,000. The notes were issued to two members of CCP and each of the notes are for the principal amount of $290,000 and bear interest at an annual rate of 8%. Subsequent to year-end one of the notes was restructured and accrued interest was forgiven; therefore, compensation expense of $15,832 was recorded in 2001.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 5: RELATED PARTY TRANSACTIONS (concluded)

Each of the notes is secured by a collateral assignment of 1,250 capital units that represent a 12.5% membership interest in CCP. The notes are both payable on May 1, 2006.

One of the promissory notes contains an adjustment clause whereby the principal amount of the note receivable could be reduced contingent upon collection of delinquent outstanding customer balances.

NOTE 6: INCOME TAXES

The components of income tax expense consisted of the following for CSI for the year ended December 31, 2001:

Current expense:		
Federal	$	5
State		3
Total current expense		8
Deferred expense:		
Federal		91
State		12
Total deferred expense		103
Total income tax expense	$	111

The components of the deferred tax liability for the year ended December 31, 2001 are as follows:

Current:		
Deferred tax liability - accrual to cash conversion	$	(103)

The valuation allowance decreased by $103 during the year ended December 31, 2001.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 6: INCOME TAXES (concluded)

The reasons for the difference between actual income tax benefit for the year ended December 31, 2001 and the amount computed by applying the statutory federal income tax rate to losses before income tax benefit are as follows:

Income tax benefit at statutory rate	$ 105
State income taxes, net of federal benefit	14
Accrual to cash conversion	103
Other, including effect of tax rate brackets	(8)
Change in valuation allowance	(103)
Income tax expense	$ 111

NOTE 7: CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	Carolina Securities, Inc.
Total assets	$ 12,297
Stockholders' equity	12,187

Carolina Securities, Inc. had no existing subordinated liabilities during 2001. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 8: LEASES

As of December 31, 2001, the Company leased office space under a month-to-month operating lease. The Company also leased computer and office equipment under capital and operating leases. Future minimum lease payments required under the capital and operating leases for each of the fiscal years ending December 31, are as follows:

	Operating Leases	Capital Lease
2002	$ 7,307	$ 1,628
2003	4,932	-
2004	4,932	-
2005	4,932	-
Total minimum lease payments	$ 22,103	1,628
Less amount representing interest at 18.1%		149
Present value of net minimum lease payments		1,479
Less current maturities		1,479
Long-term obligation under capital leases		$ -

The cost and accumulated amortization of equipment under capital leases as of December 31, 2001 follows:

Cost	$ 3,434
Less accumulated amortization	2,290
Total	$ 1,144

The Company incurred $19,135 in rent expense on the noncancelable operating leases during 2001.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 9: CONTINGENCIES

Litigation

As of December 31, 2001, the Company had an outstanding lawsuit against a borrower who defaulted on their loans owed to the Company. The Company brought suit in Superior Court of Wake County, North Carolina to collect the full amount of outstanding debt, plus interest, attorneys' fee and other court costs. The default judgment in the case is in the process of being domesticated in the State of Georgia, where the borrowers are located and the case is proceeding. No reliable estimate of damage recovery that may be obtained is possible at this time.

NOTE 10: FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosures of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Fair values have been estimated using data which management considered the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values, and recorded carrying amounts at December 31, 2001 were as follows:

Cash and Cash Equivalents

Cash and cash equivalents are by definition short-term and do not present value of expected short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value.

Finance Receivables

For variable rate receivables that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001

NOTE 11: PRIOR PERIOD ADJUSTMENT

The financial statements for 2000 have been restated to properly account for warrant income. This adjustment decreased the Company's loss by $80,560 in 2000, reduced retained earnings by a similar amount.

NOTE 12: SUBSEQUENT EVENT

Admission of Additional Member

Effective January 1, 2002, the Company amended and restated the operating agreement and admitted a new member.

The new member was issued 3,869 capital units in exchange for cash of $260,000 and an unsecured non-interest bearing promissory note in the amount of $540,000. The note is due on demand and payable in full on December 31, 2002.

Reduction of Member Interest

Effective January 1, 2002, the Company cancelled a promissory note receivable in the amount of $290,000 from a member of the Company. In consideration of the transaction, the member exchanged 1,875 capital units.

Additional Capital Contribution

In January 2002, the Company received additional contributions totaling $800,000, in relation to the number of capital units owned by each member of the Company.

An unsecured note was issued to the member to purchase 903 capital units in the amount of $56,012. The note bears interest at 8% annually and is payable on demand on December 31, 2006. The note is secured by a collateral assignment of 903 capital units in the Company.

Financing Agreement

Effective January 1, 2002, the Company amended the financing agreement with The CIT Group. Based on this amendment, the Company decreased the maximum limit on the line of credit from $8,000,000 to $5,500,000.

As of January 1, 2002, The CIT Group also waived all existing defaults under the financing agreement for periods prior to January 1, 2002.

CROSSBRIDGE CAPITAL PARTNERS, LLC AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Computation of net capital

Total consolidated members' equity from audited statement of financial condition	$ 211,557
Deduct members' equity not allowable for net capital	199,370
Net capital	$ 12,187

Computation of basic net capital requirement

Net capital	$ 12,187
Minimum dollar requirement	5,000
Excess net capital	$ 7,187

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the amended Part IIA of Form X-17A-5 as of December 31, 2001.

Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
CrossBridge Capital Partners, LLC and Subsidiary
Greensboro, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of CrossBridge Capital Partners, LLC and Subsidiary for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hughes P. Horan & Grayson, LLP

January 25, 2001